37 CAPITAL INC.

Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

(Unaudited)

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at March 31, 2023 and for the three months ended March 31, 2023 and 2022.

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37 CAPITAL INC.

Condensed Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	March 31, 2023	December 31, 2022
Assets		(audited)
Current
Cash	$920	$122
GST receivable	1,008	1,560
	1,928	1,682
Mineral Property Interests (note 5)	54,001	54,001
Total Assets	$55,928	$55,683

Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (note 6)	$179,518	$176,163
Due to related parties (note 7)	110,240	103,200
Loan payable (note 9)	59,206	57,973
Convertible debentures (note 9)	497,089	489,589
Total Liabilities	846,053	826,925

Stockholders’ Deficiency
Capital stock (note 10)	27,536,269	27,536,269
Equity portion of convertible debentures (note 9)	33,706	33,706
Reserve	24,000	24,000
Deficit	(28,384,100	(28,365,217)
Total Stockholders’ Deficiency	(790,125)	(771,242)
Total Liabilities and Stockholders’ Deficiency	$55,928	$55,683

Going Concern (note 2) Commitments (note 11)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Jake H. Kalpakian, Director

“Gregory T. McFarlane” (signed)

Gregory T. McFarlane, Director

The accompanying notes form an integral part of these financial statements.

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37 CAPITAL INC.

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Expenses
Office (note 7)	$3,214	$3,784
Finance and interest (notes 7 and 10)	9,474	8,733
Legal, accounting and audit	—	1,905
Rent (note 7)	3,000	3,000
Regulatory and transfer fees	3,195	4,696
	18,883	22,118
Net and comprehensive Loss	$(18,883)	$(22,118)
Basic and Diluted Loss per Common Share	$(0.00)	$(0.00)
Weighted Average Number of Common Shares Outstanding	5,745,947	4,495,947

The accompanying notes form an integral part of these financial statements.

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37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2021	4,495,947	$27,511,269	$33,706	$—	$(28,240,181)	$(695,206)
Net loss for the period	—	—	—	—	(22,118)	(22,118)
Balance, March 31, 2022	4,495,947	27,511,269	33,706	—	(28,262,299)	(717,324)
Net loss for the period	—	—	—	—	(102,918)	(102,918)
Private placement, net of issuance of costs	50,000	1,000	—	—	—	1,000
Private placement, net of issuance of costs	1,200,000	24,000	—	24,000	—	48,000
Balance, December 31, 2022	5,745,947	27,536,269	33,706	24,000	(28,365,217)	(771,242)
Net loss for the period	—	—	—		(18,883)	(18,883)
Balance, March 31, 2023	5,745,947	$27,536,269	$33,706	$24,000	$(28,384,100)	$(790,125)

The accompanying notes form an integral part of these financial statements.

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37 CAPITAL INC.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Operating Activities
Net loss	$(18,883)	$(22,118)
Items not involving cash:
Interest expense on loan and convertible debentures	9,474	8,732
	(9,409)	(13,386)
Changes in non-cash working capital
GST/HST receivable	552	(1,316)
Accounts payable and accrued liabilities	3,355	7,209
Due to related parties	6,300	6,853
Cash provided by (used in) operating activities	10,207	12,746

Cash provided by financing activities	—	—
Net increase (decrease) in cash	798	(640)

Cash, beginning of period	122	1,611
Cash, end of period	$920	$971

The accompanying notes form an integral part of these financial statements.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration, and if warranted, the development of natural resource prospects.

The shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ.X”, and trade on the OTC Pink tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the financial statements are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post- consolidation amounts.

In March 2020, the World Health Organization declared coronavirus (“COVID-19”) a global pandemic, which has caused significant wide-spread adverse, financial impact. The novel strains of coronavirus have caused and are continuing to cause disruptions globally. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund its operations. An extended disruption that may be caused by the novel strains of coronavirus can affect the Company’s ability to obtain additional financing. The impact on the economy and the Company is not yet determinable.

2. GOING CONCERN

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three months (March 31, 2023 - $18,883) (March 31, 2022 - $22,118) (March 31, 2021 - $19,913) and has incurred significant losses over the past three fiscal years (December 31, 2022 - $125,036; December 31, 2021 - $1,044,863; December 31, 2020 - $133,379), has a deficit of $28,384,100 as at March 31, 2023 (December 31, 2022 - $28,365,217; December 31, 2021 - $28,240,181), a working capital deficiency of $844,125 (December 31, 2022 - $825,243; December 31, 2021 - $695,206). As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance whatsoever that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

6

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting interpretation Committee (“IFRIC”).

(b) Basis of presentation

These condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these condensed interim financial statements have been prepared on the accrual basis, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Approval of the financial statements

These condensed interim financial statements were approved and authorized for issue by the Board of Directors on May 26, 2023.

(d) Reclassification

Certain prior period amounts in these condensed interim financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the results of operations or financial position for any period presented.

(e) Use of estimates and judgments

The preparation of condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

• assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty;

• the classification/allocation of expenses as exploration and evaluation expenditures or operating expenses; and

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

•	the determination whether there have been any events or changes in circumstances that indicate the impairment of its exploration and evaluations assets.

The key estimates applied in the preparation of the condensed interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The recoverability of the carrying value of exploration and evaluation assets;
•	The provision for income taxes and recognition of deferred income tax assets and liabilities; and
•	The inputs in determining the liability and equity components of the convertible debentures.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a) Financial instruments

(i) Recognition and classification

The Company classifies its financial instruments in the following categories:

•	At fair value through profit and loss (“FVTPL”): cash
•	At fair value through other comprehensive income (loss) (“FVTOCI”)
•	Amortized cost: accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive loss (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

(b) Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

The Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists:

·	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed

9

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

·	An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned
·	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
·	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount. From time to time, the Company acquires or disposes properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.

To date, the Company’s mineral property interest has not demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c) Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(f) Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes Option Pricing Model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes Option Pricing Model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g) Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

11

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(f) Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes Option Pricing Model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes Option Pricing Model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g) Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(h) Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted.

12

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

(j) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(k) Accounting standards issued but not yet effective

At the date of the approval of the condensed interim financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim financial statements.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS

	Acacia Property	Extra High Property	Total
Balance, December 31, 2020	$15,000	$25,001	$40,001
Impairment	(15,000)	(25,001)	(40,001)
Balance, December 31, 2021	$—	$—	$—
Acquisition costs	—	54,001	54,001
Balance, December 31, 2022 and March 31, 2023	$—	$54,0001	$54,001

Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columba. The following was required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;
•	Incur a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company was required to decide whether or not it wishes to continue with the Option Agreement.

On October 15, 2020, the Company entered into an amendment agreement to the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which were required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $200,000 in property related expenditures during the 2nd period of the agreement.

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated

14

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000 during the year ended December 31, 2021.

Extra High Property

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property. The following was required to complete the purchase:

•	a cash consideration of $100,000 of which $25,000 was paid on the closing date and the remaining balance of $75,000 was payable after eighteen months (unpaid); and
•	a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 relating to the Extra High Property.

Pursuant to the Company’s offer letter to Colt Resources dated July 6, 2022, the Company has made a cash payment of $15,000 and issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

During the year ended December 31, 2022, the Company incurred $38,001 to extend the expiry date of the Extra High Property to June 30, 2023.

As at March 31, 2023, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2023	December 31, 2022
Trade payables	$81,187	$90,195
Accrued liabilities	98,331	85,968
	179,518	$176,163

15

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	March 31, 2023	December 31, 2022
Advances from directors (interest at prime plus 1%)	$41,112	$40,372
Entities controlled by directors (non-interest-bearing)	69,128	62,828
	110,240	103,200

Included in convertible debentures and accrued interest is $497,089 (December 31, 2022 - $489,589) owing to the Chief Executive Officer and to a director of the Company (note 11).

During the three months period ended March 31, the following amounts were charged by related parties.

	2023	2022
Interest charged on amounts due to related parties	$741	$—
Rent charged by entities with common directors (note 11)	3,000	3,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 11)	3,000	3,553
	$6,741	$6,553

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement (note 11).

8. LOAN PAYABLE

 During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the arm’s length party paid certain debts owed by the Company. The loan was non-interest bearing, unsecured and due on demand. On January 25, 2021, the principal amount of $103,924 plus accrued interest were settled by the issuance of 415,697 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. The Company recognized a loss of $124,709 during the year ended December 31, 2021.

During May 2021, an arm’s length party has lent the Company the amount of $50,000. As of March 31, 2023, the loan is outstanding and has accrued interest in the amount of $9,206.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

9. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

On October 29, 2021 the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

At March 31, 2023, the Company recorded interest expense of $7,500 (December 31,2022 - $30,000). As of March 31, 2023, $250,000 of the convertible debentures are outstanding plus the accrued interest of $247,089 (December 31, 2022- $239,589).

Convertible Debentures Financing 2013

Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023 during the year ended December 31, 2021. The common shares issued were subject to a hold period which expired on May 26, 2021.

10. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of March 31, 2023, there are no preferred shares issued.

(b) Issued

As of March 31, 2023, there are 5,745,947 common shares issued and outstanding.

On August 31, 2022 the Company closed the first tranche of the non-brokered private placement financing which was announced on August 8, 2022 for gross proceeds of $10,000 through the issuance of 250,000 non-flow through units of the Company at $0.04 per unit. Each non-flow through unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws.

17

37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

10. CAPITAL STOCK (Continued)

(b)  Issued (continued)

On October 7, 2022 and October 31, 2022, the Company has closed the second, third and final tranches of the non-brokered private placement financing which was announced on August 8, 2022 for gross proceeds of $38,000 through the issuance of 950,000 non-flow through units of the Company at $0.04 per unit. Each non-flow through unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws.

On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020.

On January 25, 2021, the Company issued 2,957,406 common shares of the Company at a price of $0.25 per common share in settlement of debts totaling the amount of $739,351 to certain creditors, including to a related party and a director and officer of the Company. The fair value of the 2,957,406 common shares was $1,626,573. As a result, the Company recorded a loss on debt settlement of $887,222.

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2020	964,997	$0.60
Expired	(100,000	$0.675
Issued	80,000	$0.50
Balance, December 31, 2021	944,997	$0.59
Issued	1,200,000	$0.05
Expired	(864,997)	$0.12
Balance, December 31, 2022	1,280,000	$0.08
Expired	(80,000)	$0.50
Balance, March 31, 2023	1,200,000	$0.05

As of March 31, 2023, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
August 31, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
		1,200,000

The weighted average remaining contractual life for warrants outstanding at March 31, 2023 is 4.51 years (March 31, 2022 – 0.61 years).

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

10. CAPITAL STOCK (Continued)

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of March 31, 2023, there were no stock options outstanding (March 31, 2021 – Nil).

11. COMMITMENTS

a) The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

b) The Company has an office support services agreement with Jackpot which has been extended until March 31, 2023. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

c) In relation to the flow-through private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022. The Company was unable to incur the $20,000. The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement. As at December 31, 2022 the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

12. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2023. The Company is not subject to externally imposed capital requirements.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At March 31, 2023, the Company had cash of $920 (December 31, 2022 - $122) available to apply against short-term business requirements and current liabilities of $846,053 (December 31, 2022 - $826,925). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of March 31, 2023, two convertible debentures together with the accrued interest are outstanding , and the loan payable in the amount of $50,000 plus accrued interest in the amount of $9,206 are due. Liquidity risk is assessed as high.

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37 CAPITAL INC.

Notes to Condensed Interim Financial Statements

Three Months Ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at March 31, 2023, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

14. SUBSEQUENT EVENT

On May 15, 2023, the Company closed the non-brokered private placement financing which was announced in December 2022 for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

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